15045654

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2015
Washington DC
404

SEC FILE NUMBER
8-68095

TJ 2/26/15

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mercor Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
455 Main Street - Apt 5T
(No. and Street)

New York	NY	10044
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alvaro Luis Pereyra — 513-226-3976
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Michael T. Remus, CPA
(Name - if *individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(city)	(State)	Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/12/15

OATH OR AFFIRMATION

I, Alvaro Luis Pereyra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercor Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

[signature] 02/14/2015

Signature

Manager & CCO

Title

[signature] 02/14/15

Notary Public

SALTANAT REZNIK
Notary Public - State of New York
NO. 01RE6206008
Qualified in Kings County
My Commission Expires Jul 24, 2017

This report** contains (check all applicable boxes):

(a) Facing page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Cash Flows.
(e) Statement of Changes in Member Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o) Independent auditor's report on internal accounting control
(p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercor Securities, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2014

MERCOR SECURITIES, LLC
Financial Statements and Supplementary Schedules
For the Year Ended December 31, 2014

Table of Contents

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Mercor Securities, LLC

I have audited the accompanying financial statements of Mercor Securities, LLC (a Florida Limited Liability Company) which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in liabilities subordinated to claims of creditors, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. Mercor Securities, LLC 's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Mercor Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption), and Schedule of Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Mercor Securities, LLC financial statements. The supplemental information is the responsibility of Mercor Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 10, 2015

MERCOR SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Current Assets		
Cash	$	8,825
Prepaid expenses		354
Total Current Assets		9,179
Other Assets		
PAIB Deposit		195
Deposit at Clearing		1,880
CRD Deposit		1,234
Total Assets	$	12,488

LIABILITIES AND MEMBER EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	2,898
Total Current Liabilities		2,898
Total Liabilities		2,898
Member Equity		
Member capital		260,144
Accumulated deficit		(250,554)
		9,590
Total Liabilities and Member Equity	$	12,488

See accompanying notes.

MERCOR SECURITIES, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2014

REVENUES		
Commissions	$	12,152
		12,152
OPERATING EXPENSES		
Professional fees		9,435
Clearing and execution		24,000
Communications and data processing		1,463
Rent		1,200
General & administrative		1,314
Regulatory fees		1,389
		38,801
Loss From Operations		(26,649)
Net Loss	$	(26,649)

See accompanying notes.

MERCOR SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2014

Subordinated Liabilities at December 31, 2013	$	-
Increases		-
Decreases		-
Subordinated Liabilities at December 31, 2014	$	-

See accompanying notes.

MERCOR SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
Year Ended December 31, 2014

	Member Capital	Member Equity (Deficit)	Total Member Equity
Balance at December 31, 2013	$ 234,644	$ (223,905)	$ 10,739
Contributed Capital	25,500	-	25,500
Distribution	-	-	-
Net Loss	-	(26,649)	(26,649)
Balance at December 31, 2014	$ 260,144	$ (250,554)	$ 9,590

See accompanying notes.

MERCOR SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(26,649)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:		
Increase (decrease) in cash attributable to changes in operating assets and liabilities		
(Increase) Decrease in:		
Deposit with Clearing broker		3,444
CRD Deposit		4
Other deposit		(195)
Increase (Decrease) in:		
Accounts payable and accrued expenses		(3,015)
Net cash used in operating activities		(26,411)
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		
Capital contributions		25,500
Net cash provided by financing activities		25,500
Net decrease in cash		(911)
Cash at Beginning of Year		9,736
Cash End of Year	$	8,825
Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	0.44

See accompanying notes.

1 Nature of Business Operations

Mercor Securities LLC (" the Company") is a registered securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Mercor Financial Group Inc. ("MFG").

The Company executes principal and agency transactions in listed and over the counter securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2 Accounting Policies

(a) Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2014.

(d) Revenue Recognition

The Company derives commission revenues from customer transactions in stock, mutual funds and fixed income products. Commissions and revenues and related brokerage and clearing costs are recognized on a trade-date basis.

(e) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, there is no provision for federal & state income taxes as the net income or loss of the Company is included in the income tax return of Mercor Financial Group, Inc. The Company's sole member. Further, Mercor Financial Group, Inc. Is a 100% owned subsidiary of Mercor Holding, Inc. and thus files consolidated federal and state income tax returns. Should the consolidated group owe taxes in the future, the financial statements for the Company will reflect federal and state income tax expense for the Company's proportionate share of the taxable income. The Company's sole member is subject to the New York City Unincorporated Business tax ("UBT"). The liability associated with the UBT is principally the result of the operations of the Company. UBT is calculated using currently enacted tax laws and rates and is reflected on the books of the Company, in accordance with the provisions of the Income taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification ("Topic").

Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2014. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2010.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2014.

(f) Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) *Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 5 Fair Value"

3 Deposit with Clearing Broker

The Company has a clearing agreement with a brokerage firm to carry its accounts on a fully disclosed basis. The clearing broker has custody of the clients securities and cash balances.

The securities and or cash positions and the deposit serves as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers whose accounts are carried on the books and records of the clearing broker. At December 31, 2014 the Company had a balance on deposit with their clearing broker in the amount of $1,880.

The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody.

4 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $7,912, which was $2,912 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.37 to 1.

5 Fair Value

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

	Level 1	Level 2	Level 3
Assets			
Cash	$ 8,825	$ -	$ -
Liabilities			
Accrued expenses	$ (2,898)	$ -	$ -

6 Related Party Transactions

On January 1, 2013, the Company terminated its expense sharing agreement with Mercor Financial Group ("MFG"), the sole member of the Company, for rental and utility charges.

Pursuant to the termination of the agreement with MFG as of December 31, 2013 the Company had no payable obligation due to MFG.

The Company's managing director provided significant services and received no compensation during the year ended December 31, 2014.

The Company paid $1,200 in rent to the managing member.

7 Commitment and Contingencies

From time to time the Company and its stockholders are the subject of litigation, inquires from Regulatory Agencies and arbitration claims arising out of operations in the normal course of business. At December 31, 2014 there were no pending or threatened claims or lawsuits that could reasonably be expected to have a material effect on the Company's results of operations.

8 Concentrations

The Company maintains its cash in bank and financial institutions deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2014. As of December 31, 2014, there were no cash equivalent balances held in any accounts that were not fully insured.

The Company has been funded by its sole member and Parent Company since inception. The loss of funding from either party could have adverse effects on the Company's net capital.

The Company derives most of its business from high net worth investors based in Latin America.

9 Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2014 the Company was in compliance with this program.

10 Subsequent Events

Events have been evaluated through the date of January 10, 2015 the date the financial statements were available to be issued and no further information is required to be disclosed.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2014

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Mercor Securities, LLC

I have reviewed management's statements, included in the accompanying Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), in which (1) Mercor Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mercor Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(ii), (the "exemption provisions") and (2) Mercor Securities, LLC stated that Mercor Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception and Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption). Mercor Securities, LLC management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mercor Securities, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 10, 2015

MERCOR SECURITIES, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2014
Schedule I

NET CAPITAL

Members' equity	$	9,500
Total Credits		9,500
Debits		
Prepaid expenses		354
CRD Deposit & other deposit		1,234
Total Debits		1,588
NET CAPITAL	$	7,912

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	193
Minimum capital requirement		5,000
Net capital in excess of requirements	$	2,912
Ratio of Aggregate Indebtedness to Net Capital	0.37 to 1	

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2014)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	8,002
Net Capital, per above		7,912
Difference	$	90

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2014.

Mercor Securities, LLC

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

YEAR ENDED December 31, 2014

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Mercor Securities, LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Mercor Securities, LLC

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2014

"EXEMPT UNDER 15c3-3(k)(2)(ii)

Pursuant to rule 15c 3-3 relating to possession or control requirements, Mercor Securities, LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2014 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000..

MERCOR SECURITIES, LLC

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2014

AGGREGATE INDEBTEDNESS:		
Accrued expenses and accounts payable	$	2,898
Total Aggregate Indebtedness	$	2,898